Sticker to Prospectus

The Prospectus for ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) consists of (1) this sticker, (2) the Prospectus, dated May 5, 2010, (3) Supplement No. 1, dated May 14, 2010, (4) Supplement No. 2, dated August 16, 2010, (5) Supplement No. 3, dated November 12, 2010, (6) Supplement No. 4, dated April 1, 2011 and (7) this Supplement No. 5, dated May 16, 2011, which contains information related to the current status of the offering, provides information regarding certain transactions entered into by Fund Fourteen, updates certain information regarding funds sponsored by affiliates of Fund Fourteen’s General Partner, and updates certain financial information Fund Fourteen to March 31, 2011.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-153849

ICON EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P.

SUPPLEMENT NO. 5
DATED MAY 16, 2011

TO PROSPECTUS DATED
MAY 5, 2010

Summary

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) is providing you with this Supplement No. 5, dated May 16, 2011, to update the Prospectus, dated May 5, 2010, as amended by Supplement No. 1, dated May 14, 2010, Supplement No. 2, dated August 16, 2010, Supplement No. 3, dated November 12, 2010, and Supplement No. 4, dated April 1, 2011.  The information in this Supplement No. 5 supplements, modifies and supersedes some of the information contained in the Fund Fourteen Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4.  This Supplement No. 5 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4.

The primary purposes of this Supplement No. 5 are to:

•	Describe the current status of the offering;

•	Provide information regarding certain transactions entered into by Fund Fourteen;

•	Update certain information regarding funds sponsored by affiliates of Fund Fourteen’s general partner, ICON GP 14, LLC (the “General Partner”); and

•	Update certain financial information of Fund Fourteen to March 31, 2011.

Current Status of the Offering

The initial closing date for Fund Fourteen was June 19, 2009, the date at which Fund Fourteen had raised $1,200,000 and reached the minimum offering amount.  On August 27, 2009, Fund Fourteen achieved the $20,000,000 minimum offering for the Commonwealth of Pennsylvania and the State of Tennessee.  As of May 11, 2011, 244,394 limited partnership interests have been sold to 6,642 limited partners, representing $243,172,085 of capital contributions to Fund Fourteen.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through May 11, 2011, Fund Fourteen paid and/or accrued the following fees in connection with its offering of its limited partnership interests:  (i) sales commissions to third parties in the amount of $16,208,308 and (ii) underwriting fees to affiliated parties in the amount of $7,011,296.  Through May 11, 2011, organizational and offering expenses in the amount of $2,801,928 were paid or incurred by Fund Fourteen, its General Partner, or its General Partner’s affiliates.  These fees and expense reimbursements are described on pages 35 through 36 of the Prospectus.

 Recent Transaction

On April 5, 2011, Fund Fourteen borrowed $22,000,000 of subordinated non-recourse long term debt from an unaffiliated third-party related to an investment on March 29, 2011 in two Aframax tankers and two Very Large Crude Carriers (the “VLCCs”) (collectively, the “AET Vessels”).  The loan is for a period of 60 months and, at Fund Fourteen’s option, may be extended for an additional twelve months. The loan is secured by the equity interests of certain subsidiaries that own the AET Vessels.

Funds Sponsored by Affiliates of Fund Fourteen’s General Partner

The disclosure under the heading “Funds Sponsored by Affiliates of Our General Partner—Recent Potentially Adverse Business Developments or Conditions” on pages 59 through 63 of the Prospectus, dated May 5, 2010, as amended by Supplement No. 1, dated May 14, 2010, Supplement No. 2, dated August 16, 2010, Supplement No. 3, dated November 12, 2010, and Supplement No. 4, dated April 1, 2011, is hereby replaced in its entirety with the following:

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets deteriorated significantly after the U.S. economy entered into a recession in December 2007. As a result, our Investment Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable. As discussed above, we expect to rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than the other equipment leasing and finance funds sponsored by previous management and, therefore, our Investment Manager believes that we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on domestic financing markets indicates that domestic financing volume in general and equipment financing volume in particular has generally deteriorated since the onset of the recession. As noted previously, while some of the reduction in the domestic market in general is due to voluntary and involuntary deleveraging by corporate borrowers, some of the other main factors cited for the decline in outstanding commercial lending and financing volume include the following:

•	lack of liquidity to provide new financing and/or refinancing;

•
heightened credit standards and lending criteria (including ever-increasing spreads, fees, and other costs, as well as lower advance rates and shorter tenors, among other factors) that have hampered some demand for and issuance of new financing and/or refinancing;

•	net charge offs of and write-downs on outstanding financings; and

•
many lenders being sidetracked from providing new lending by industry consolidation, management of existing portfolios and relationships, and amendments (principally covenant relief and “amend and extend”).

In addition, the volume of issuance of high yield bonds and investment grade bonds rose significantly through the 2010 calendar year, a significant portion of the proceeds have been used to pay down and/or refinance existing commercial and industrial loans. As a result, financial institutions and other financing providers with liquidity to provide financing can do so selectively, at higher spreads and other more favorable terms than have been available in many years.

A significant portion of the statistical data regarding the domestic equipment financing market’s performance is provided by the equipment financing divisions of commercial and industrial banks, large independent leasing and finance companies, and captive and vendor leasing and finance companies. These institutions generally provide financing to companies seeking to lease or finance small ticket and micro ticket equipment, use credit scoring methodologies to underwrite a lessee’s or borrower’s creditworthiness, and rely heavily on the issuance of commercial paper and/or lines of credit from other financial institutions to finance new business. On the other hand, our investment objectives and strategy focus on financing middle- to large-ticket, business-essential equipment and other capital assets, we typically underwrite and structure such financing in a manner similar to providers of senior indebtedness (i.e., our underwriting includes both creditworthiness and asset due diligence and considerations and our structuring often includes guarantees, equity pledges, warrants, liens on related assets, etc.), and we are not reliant on receiving outside financing through the issuance of commercial paper or from lines of credit to finance new business or meet our investment objectives. Accordingly, the performance of the overall equipment financing market is not directly correlated to our performance and our Investment Manager does not expect that there will be any material adverse impact on the demand for the Capital Assets that we will in the future acquire or invest in. Moreover, in light of the tightening of the credit markets, our Investment Manager has reviewed and expects to continue to review more potential financing opportunities than it has in its history. As such, because we focus on providing structured financing to companies that are either under-banked or unappreciated by conventional finance sources, or have become so due to conditions in the credit markets, we expect to be able to capitalize on making favorable investments that will in turn enable us to meet our investment objectives.

Since the U.S. economy entered into a recession in December 2007, the rate of payment defaults by borrowers generally rose significantly. Nevertheless, since the onset of the recession, none of the other equipment leasing and financing funds managed by our Investment Manager have experienced any material defaults in payment to them that our Investment Manager expects would materially impact their liquidity, cash flows or profitability. Some of these funds have disclosed certain potentially adverse business developments or conditions in their Annual Reports on Form 10-K for the years ended December 31, 2010 and 2009 and their Quarterly Report of Form 10-Q for the period ended March 31, 2011. Except as disclosed above, our Investment Manager does not expect that any of these events will materially impact such funds’ liquidity, cash flows or profitability at this time. These events include:

(i)
On September 5, 2008, several of our affiliates entered into an amended forbearance agreement with MW Universal, Inc. (“MWU”), LC Manufacturing, LLC (“LC Manufacturing”), MW Crow, Inc. (“Crow”) and seven other subsidiaries of MWU (collectively, the “MWU entities”) to cure certain non-payment related defaults by the MWU entities under their lease covenants. The terms of the agreement included, among other things, the pledge of additional collateral and the grant of a warrant for the purchase of 12% of the fully diluted common stock of MWU. On February 27, 2009, several of our affiliates entered into a further amended forbearance agreement with the MWU entities to cure certain lease defaults. In consideration for restructuring LC Manufacturing’s lease payment schedule, one of our affiliates received, among other things, a warrant to purchase 10% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015. The forbearance agreement, as amended, was entered into to provide the MWU entities with additional flexibility during these tough economic times, while at the same time attempting to preserve our affiliates’ projected economic return on their investments. On June 1, 2009, one of our affiliates amended and restructured the master lease agreement with LC Manufacturing to reduce the assets under lease and entered into a new 43-month lease with Metavation, LLC for the assets previously under lease with LC Manufacturing. In consideration for restructuring LC Manufacturing’s lease payment schedule, our affiliate received a warrant to purchase 65% of the fully diluted membership interests of LC Manufacturing, at an aggregate exercise price of $1,000, exercisable until March 31, 2015. On January 13, 2010, our affiliate further amended the lease with LC Manufacturing to reduce LC Manufacturing’s payment obligations under the lease and to provide the affiliate with an excess cash flow sweep in the event that excess cash flow becomes available in the future. On May 31, 2010, MWU sold its equity interest in LC Manufacturing to an entity controlled by LC Manufacturing’s management and the personal guaranty of MWU’s principal was reduced to $6,500,000 with respect to LC Manufacturing. On September 30, 2010, the affiliate further amended the lease with LC Manufacturing to reduce LC Manufacturing’s monthly rental payments to $25,000 through December 31, 2011. In consideration for reducing the monthly rent, LC Manufacturing agreed to an increase in the amount of the end of lease purchase option to approximately $4,000,000;

(ii)
On January 21, 2009, Fund Nine filed a lawsuit in the U.S. District Court for the Southern District of New York against Wildwood Industries, Inc. (a Fund Nine lessee, “Wildwood”) and its owners who guaranteed Wildwood’s obligations for breaches of the leases and guarantees related to Wildwood’s failure to make rental payments. On March 5, 2009, an involuntary petition under Chapter 11 of the U.S. Bankruptcy Code was filed against Wildwood by three of Wildwood’s creditors in U.S. Bankruptcy Court. On September 18, 2009, the involuntary petition under Chapter 11 was converted into a proceeding under Chapter 7 by the U.S. Bankruptcy Court Trustee. Fund Nine does not expect to receive any further recovery from Wildwood. On December 30, 2010, the U.S. Bankruptcy Court Trustee filed an action against Fund Nine claiming certain payments Fund Nine received from Wildwood constituted a preference. On February 2, 2011, Fund Nine filed a motion to dismiss the U.S. Bankruptcy Court Trustee’s action and to remove the action from the U.S. Bankruptcy Court. On February 25, 2011, the U.S. Bankruptcy Court granted Fund Nine’s motion to remove the action from the U.S. Bankruptcy Court, and the action was subsequently moved to the U.S. District Court for the Central District of Illinois. The U.S. District Court for the Central District of Illinois denied Fund Nine’s motion to dismiss. On May 4, 2011, Fund Nine filed an answer to the motion;

(iii)
On February 11, 2009, Pliant Corporation (“Pliant”) (a lessee of a joint venture between Fund Eleven and Fund Twelve) commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court to eliminate all of its high yield debt. In connection with this action, Pliant submitted a financial restructuring plan to eliminate its debt as part of a pre-negotiated package with its high yield creditors. On September 22, 2009, Pliant assumed its lease with our affiliates’ joint venture and on December 3, 2009, Pliant emerged from bankruptcy. As of the date hereof, Pliant has made all of its lease payments;

(iv)
On February 17, 2009, Appleton Papers, Inc. (a Fund Twelve borrower, “Appleton”) notified Fund Twelve that it was in breach of a financial covenant contained in its secured term loans. As a result of this breach, the parties agreed to increase the interest rate on the term note from 12.5% to 14.25% per year beginning with the payment due on March 1, 2009. On February 26, 2010, Fund Twelve amended certain financial covenants in the loan agreement with Appleton. In consideration for amending the loan agreement, Fund Twelve received an amendment fee in the amount of approximately $117,000 from Appleton. On July 20, 2010, Fund Twelve amended the loan agreement to release two borrowers, American Plastics Company, Inc. and New England Extrusion, Inc., that were being sold by Appleton to a third party. In consideration for amending the loan agreement, Fund Twelve received an amendment fee in the amount of $40,000 from Appleton. On November 1, 2010, Appleton satisfied in full its remaining obligations under the loan agreement by prepaying the aggregate outstanding principal and interest in the amount of approximately $17,730,000. In connection with the prepayment, Fund Twelve collected an additional prepayment fee in the amount of $1,210,000;

(v)
On March 1, 2009, Spansion LLC (a Fund Nine lessee, “Spansion”) filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court. On March 12, 2009, Spansion rejected the two leases that were renewed on April 1, 2008. The equipment under these two leases was returned on June 3, 2009. Based on our Investment Manager’s assessment of the equipment and knowledge of the market for such equipment, Fund Nine recorded an impairment charge for the year ended December 31, 2009. In addition, Spansion affirmed a lease that was extended on July 1, 2008. On July 29, 2009, Fund Nine sold all of the equipment subject to the affirmed lease to Spansion. On February 22, 2010, the U.S. Bankruptcy Court approved a stipulation between Fund Nine and Spansion allowing Fund Nine’s administrative expense claim in the amount of $89,813 and unsecured claim in the amount of $268,987. On March 22, 2010, Fund Nine sold its unsecured claim to a third party for $161,392.20. During the three months ended March 31, 2010, Fund Nine sold the equipment subject to the rejected leases for approximately $140,000;

(vi)
Fund Ten restructured its lease financing with Premier Telecom Contracts Limited (“Premier”) in exchange for control of the equity of Premier’s parent company, Pretel Group Limited (“Pretel”), until such time as Fund Ten receives its expected return on its investment. In addition, during 2009, Fund Ten recorded an impairment charge of approximately $1,513,000 related to Premier. In January 2011, Fund Ten sold 25% of the shares of Pretel to its new Chief Executive Officer for £100,000. As part of the sale agreement, Fund Ten retains the right to repurchase the shares if certain financial targets are not achieved by Pretel during the 2011 calendar year;

(vii)
Fund Eleven restructured the payment obligations of MWU and another of its subsidiaries, W Forge Holdings, Inc. (“W. Forge”), in a manner that should permit such parties to have additional flexibility during these tough economic times, while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment. In consideration for this restructuring, Fund Eleven received, among other things, a $200,000 arrangement fee payable at the conclusion of the lease term and a warrant to purchase 20% of the fully diluted common stock of W. Forge, at an exercise price of $0.01 per share, exercisable for a period of five years from the grant date. Subsequently, as further consideration for additional restructuring of W. Forge’s lease payment schedule, Fund Eleven received a warrant from W. Forge to purchase an additional 20% of its fully diluted common stock, at an aggregate purchase price of $1,000, exercisable until March 31, 2015. On December 31, 2009, Fund Eleven and W. Forge agreed to terminate their lease. Simultaneously with the termination, Fund Eleven sold the equipment to W. Forge;

(viii)
On April 15, 2009, Groupe Henri Heuliez (the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (with HSA, “Heuliez”)) and HSA filed for “Redressement Judiciaire,” a proceeding under French law similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code. Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009. Since the time of the Redressement Judiciaire filings, two French government agencies agreed to provide Heuliez with financial support and a third party, Bernard Krief Consultants (“BKC”), agreed to purchase Heuliez. On July 8, 2009, the French Commercial Court approved the sale of Heuliez to BKC, which approval included the transfer of Fund Eleven’s leases. Subsequently, BKC defaulted on its obligation to purchase Heuliez and Heuliez re-entered Redressement Judiciaire. On June 30, 2010, the administrator for the Redressement Judiciaire sold Heuliez to Baelen Gaillard (“Baelen”). Fund Eleven and Baelen have agreed to restructure Fund Eleven’s leases so that Fund Eleven can recover its investment. Effective October 5, 2010, Fund Eleven amended its lease with Heuliez to restructure the lease payment obligations and extend the base terms of the leases through December 31, 2014;

(ix)
On July 28, 2009, Fund Ten terminated its lease with MW Monroe Plastics, Inc., a subsidiary of MWU (“Monroe”), and transferred title to the machining and metal working equipment to Cerion MPI, LLC (“MPI”), an affiliate of Monroe, in consideration for MPI transferring title to equipment of greater fair market value to Fund Ten. Beginning August 1, 2009, Fund Ten entered into a lease with MPI for such equipment for a term of 41 months. On July 26, 2010, Fund Ten, in consideration for all amounts due under the lease, sold the equipment to MPI and terminated the lease. In addition, also on July 26, 2010, MPI satisfied in full its obligations under a promissory note issued to Fund Eleven;

(x)
Due to the global downturn in the automotive industry, Sealynx Automotive Transieres SAS (a Fund Twelve lessee, “Sealynx”) requested a restructuring of its lease payments. Fund Twelve agreed to reduce Sealynx’s lease payments during the three months ended September 30, 2009. On January 4, 2010, Fund Twelve restructured Sealynx’s payment obligations under its lease to provide Sealynx with cash flow flexibility while at the same time attempting to preserve Fund Twelve’s projected economic return on its investment. As additional security for restructuring the payment obligations, Fund Twelve received an additional mortgage on certain real property owned by Sealynx in Charleval, France. On July 5, 2010, Sealynx filed for a conciliation procedure with the Commercial Court of Nanterre requesting that it be permitted to repay, over a two-year period, approximately $1,900,000 of rental payments that had been due to Fund Twelve on July 1, 2010. As a result of recent offers to purchase the equipment under lease by ICON French Equipment II, LLC made by third parties during 2011 and the uncertainty regarding our ability to collect all remaining amounts which are due under the lease, we recorded approximately $4,409,000 of bad debt expense during the year ended December 31, 2010 to write the asset down to net realizable value. On December 7, 2010, Sealynx filed for “Redressement Judiciaire,” a proceeding under French law similar to Chapter 11 reorganization under the U.S. Bankruptcy Code. Due to the Redressement Judiciaire filing, the conciliation procedure was stopped and, as of the date hereof, it is not possible to determine Fund Twelve’s ability to collect the amounts due to it in accordance with this investment;

(xi)
On September 23, 2009, Fund Eleven defaulted on a non-recourse long-term loan with BNP Paribas (“Paribas,” f/k/a Fortis Bank SA/NV) related to the four Handymax product tankers, the M/T Doubtless, the M/T Faithful, the M/T Spotless, and the M/T Vanguard, due to the failure to make required payments under the loan agreement following the termination of the bareboat charters. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $5,827,000 relating to the write down in value of the M/T Faithful. On April 1, 2010, Fund Eleven amended the terms of the loan with Paribas, at which time Paribas agreed to waive all defaults under the loan. On April 30, 2010, in connection with the amendment of the loan, the time charters underlying the M/T Doubtless, the M/T Spotless and the M/T Vanguard were extended until November 15, 2010. On May 29, 2010, Fund Eleven entered into a ten-month time charter for the M/T Faithful. On September 30, 2010, Fund Eleven entered into a memorandum of agreement to sell the M/T Faithful. Fund Eleven recorded non-cash impairment charges of approximately $402,000 related to the proposed sale of the M/T Faithful and approximately $7,753,000 related to the write down of the M/T Doubtless, the M/T Spotless and the M/T Vanguard to fair value as of September 30, 2010. On October 6, 2010, Fund Eleven entered into a memorandum of agreement to sell the M/T Vanguard at the expiration of its time charter. On October 13, 2010, Fund Eleven terminated the M/T Faithful time charter and sold the M/T Faithful. Fund Eleven recorded a loss on sale of leased equipment of approximately $22,000 for the year ended December 31, 2010, in connection with the sale of the M/T Faithful. As a result of the loss on sale of the M/T Faithful, our Investment Manager determined that an indicator of impairment existed. As a result, our Investment Manager reviewed Fund Eleven’s remaining investments in the M/T Doubtless, the M/T Spotless, and the M/T Vanguard. Based on our Investment Manager’s review, the net book value of such vessels exceeded the remaining undiscounted cash flows and exceeded the fair value of the vessels. As a result, in the third quarter of 2010, Fund Eleven recognized a non-cash impairment charge of approximately $7,753,000. On December 24, 2010, Fund Eleven sold ICON Doubtless, ICON Spotless, and ICON Vanguard to an unaffiliated third party. As a result, such entities were released from their obligations as borrowers under the new loan with Paribas. Fund Eleven recorded a gain of approximately $3,095,000 for the year ended December 31, 2010, in connection with the sale of ICON Doubtless, ICON Spotless, and ICON Vanguard;

(xii)
In October 2009, certain facts came to light that led our Investment Manager to believe that Equipment Acquisition Resources, Inc. (a lessee of a joint venture between Fund Eleven and Fund Twelve, “EAR”) was perpetrating a fraud against EAR’s lenders, including ICON EAR, LLC and ICON EAR II, LLC (collectively, “ICON EAR”). On October 23, 2009, EAR filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Due to the bankruptcy filing and ongoing investigation regarding the alleged fraud, at this time it is not possible to determine ICON EAR’s ability to collect the amounts due to them in accordance with the leases or the security received. In addition, during 2009, Fund Eleven and Fund Twelve recognized non-cash impairment charges relating to the write down in value of the semiconductor manufacturing equipment. On June 2, 2010, ICON EAR sold a parcel of real property in Jackson Hole, Wyoming that was received as additional security under the leases for a net purchase price of approximately $757,000. On June 7, 2010, ICON EAR received judgments in New York State Supreme Court against two principals of EAR who had guaranteed EAR’s lease obligations. ICON EAR has had the New York State Supreme Court judgments recognized in Illinois, where the principals live, and is attempting to collect on such judgments. At this time, it is not possible to determine ICON EAR’s ability to collect the amounts due under the leases from EAR’s principals. In addition, during the three months ended June 30, 2010, Fund Eleven and Fund Twelve recognized non-cash impairment charges relating to the write down in value of the remaining parcels of real property located in Jackson Hole, Wyoming. Based on our Investment Manager’s periodic review of significant assets in its Fund Eleven’s and Fund Twelve’s portfolios, the net book value of the semiconductor manufacturing equipment exceeded its fair value and, as a result, Fund Eleven and Fund Twelve recognized a non-cash impairment charge of approximately $3,593,000 during the year ended December 31, 2010 relating to the write down in value of the semiconductor manufacturing equipment. No amount of this impairment charge represents a cash expenditure and our Investment Manager does not expect that any amount of this impairment charge will result in any future cash expenditures. On March 16, 2011, ICON EAR sold certain parcels of real property that were located in Jackson Hole, Wyoming for a net purchase price of approximately $1,183,000. The real property was received as additional security under ICON EAR’s leases with EAR. In light of the sale, ICON EAR recognized an additional non-cash impairment charge of approximately $773,000 during the three months ended December 31, 2010;

(xiii)
On October 30, 2009, Fund Ten amended the bareboat charters for two container vessels, the M/V China Star (the “China Star,” f/k/a the M/V ZIM Canada) and the M/V Dubai Star (the “Dubai Star,” f/k/a the M/V ZIM Korea), to restructure each respective charterer’s payment obligations. The charter for the China Star was extended from June 30, 2014 to March 31, 2017 and the charter for the Dubai Star was extended from June 30, 2014 to March 31, 2016. The purpose of the restructuring was to provide the charterers with additional flexibility while at the same time attempting to preserve Fund Ten’s projected economic return on its investment;

(xiv)
On October 30, 2009, Fund Eleven amended the bareboat charters for the four container vessels, the ZIM Andaman Sea, the ZIM Hong Kong, the ZIM Israel and the ZIM Japan Sea (collectively, the “ZIM Vessels”), to restructure each respective charterer’s payment obligations so that Fund Eleven will continue to receive payments through September 30, 2014 in accordance with each amended charter. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $35,147,000 relating to the write down in value of the four container vessels. On February 9, 2010, Fund Eleven amended the facility agreement with HSH Nordbank AG to correspond with the revised payment schedule in the charter amendments, which also cured the default under the loan agreement as of December 31, 2009. On September 23, 2010, Fund Eleven entered into memoranda of agreement to sell the ZIM Vessels to unaffiliated third parties. On November 10, 2010, Fund Eleven sold the ZIM Japan Sea pursuant to the terms of the applicable memorandum of agreement. The proceeds of the sale were used to make a prepayment under the facility agreement with HSH Nordbank AG. On February 28, 2011 and March 16, 2011, Fund Eleven sold the ZIM Hong Kong and the Zim Israel, respectively, pursuant to the terms of the applicable memorandum of agreement. The proceeds of the sales were used to make a prepayment under the facility agreement with HSH Nordbank AG;

(xv)
On December 10, 2009, Fund Eleven restructured the lease payment obligations of Teal Jones Group and Teal Jones Lumber Services, Inc. to provide them with cash flow flexibility while at the same time attempting to preserve Fund Eleven’s project economic return on its investment;

(xvi)
On February 22, 2010, Fund Ten received notice that its leases with Saturn Corporation (“Saturn”) were being rejected by General Motors Company (“GM”) in conjunction with GM’s petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code, filed on June 1, 2009, in which Saturn was named as a debtor. In March 2010, Fund Ten sold all of the equipment subject to lease with Saturn to unaffiliated third parties;

(xvii)
On September 1, 2010, Fund Eleven amended its schedule with AMI Manchester, LLC and Gallant Steel, Inc. (collectively, “AMI”) to restructure AMI’s payment obligations and extend the base term of the schedule through December 31, 2013;

(xviii)
On September 20, 2010, Fund Twelve and Fund Fourteen were notified that Quattro Plant Limited (a borrower from a joint venture between Fund Twelve and Fund Fourteen, “Quattro Plant”) was in default under its senior loan agreement with KBC Bank N.V. As a result of the default, Quattro Plant’s principal payment obligations to the joint venture were suspended. During the suspension period, the joint venture received interest only payments from Quattro Plant. Subsequent to September 30, 2010, Quattro Plant cured the default under its senior loan agreement and was permitted to begin making payments of principal to the joint venture beginning November 1, 2010. As of December 31, 2010, Quattro Plant had made all required payments due under the loan agreement. On February 25, 2011, Fund Twelve and Fund Fourteen were notified that Quattro Plant was in default under its senior loan agreement with PNC Financial Services UK Ltd. (“PNC,” f/k/a KBC). As a result of the default, Quattro Plant’s principal payment obligations to Fund Twelve and Fund Fourteen were suspended for a period of 28 days. On March 7, 2011 and April 21, 2011, Fund Twelve and Fund Fourteen notified Quattro Plant that it was in default under its loan agreement relating to, among other things, its default under the senior loan agreement with PNC. Our Investment Manager expects Fund Twelve and Fund Fourteen to receive all past due principal amounts due under the loan agreement plus default interest;

(xix)
As of September 30, 2010, our Investment Manager determined that the expected future proceeds from Fund Nine’s 90% interest in unguaranteed residual values of manufacturing and technology equipment, acquired from Summit Asset Management Limited in December 2003, would be insufficient to cover the residual position of the remaining investment. As a result, Fund Nine recognized a $250,000 impairment loss on the investment in unguaranteed residual values. On March 29, 2011, Fund Nine sold the portfolio for approximately $266,000; and

(xx)
On September 30, 2010, Fund Ten, Fund Eleven and Fund Twelve terminated their credit support agreement, pursuant to which losses incurred by any of them with respect to any financing provided to any subsidiary of MWU would be shared among them in proportion to their respective capital investments. Simultaneously with the termination, Fund Eleven and Fund Twelve formed ICON MW, LLC (“ICON MW”) and, as contemplated by the credit support agreement, each of Fund Eleven and Fund Twelve contributed all of its interest in the assets related to the financing of the MWU subsidiaries to ICON MW to extinguish its obligations under the credit support agreement and receive an ownership interest in ICON MW. Fund Ten contributed assets in the form of a cash payment to Fund Twelve to extinguish its obligations under the credit support agreement. The methodology used to determine the ownership interests in ICON MW and the settlement amount that Fund Ten paid was at the discretion of our Investment Manager.

Although our Investment Manager expects that our affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to our affiliates, our Investment Manager will continue to review and evaluate the impact of the recession on our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represent historical results of equipment leasing and finance funds sponsored by our Investment Manager. If you purchase our Interests, you will not have any ownership interest in any other businesses sponsored or owned by our Investment Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Investment Manager and its affiliates.

Certain Financial Information of ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. for the Quarter Ended March 31, 2011

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Balance Sheets

Assets

	March 31,
	2011	December 31,
	(unaudited)	2010
Cash and cash equivalents	$50,392,595	$64,317,006
Net investment in finance leases	79,162,333	71,533,752
Leased equipment at cost (less accumulated depreciation of
$5,167,980 and $4,116,560, respectively)	194,333,009	20,690,799
Notes receivable	41,804,345	33,253,709
Investments in joint ventures	3,718,848	14,329,717
Other assets, net	9,844,532	5,857,750

Total Assets	$379,255,662	$209,982,733

Liabilities and Equity

Liabilities:
Non-recourse long-term debt	$169,735,416	$42,642,708
Deferred revenue	4,284,623	2,275,342
Due to General Partner and affiliates	776,795	700,073
Accrued expenses and other liabilities	2,103,676	1,899,867

Total Liabilities	176,900,510	47,517,990

Commitments and contingencies (Note 10)

Equity:
Partners’ Equity (Deficit)
Limited Partners	189,551,744	161,777,674
General Partner	(119,259)	(100,032)

Total Partners’ Equity	189,432,485	161,677,642

Noncontrolling Interests	12,922,667	787,101

Total Equity	202,355,152	162,464,743

Total Liabilities and Equity	$379,255,662	$209,982,733

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Operations
(unaudited)

	Three Months Ended March 31,
	2011	2010
Revenue:
Finance income	$3,945,374	$210,473
Rental income	1,699,791	1,075,749
Income from investments in joint ventures	146,110	667,496
Other income	176,479	22,861

Total revenue	5,967,754	1,976,579

Expenses:
Management fees	336,186	78,611
Administrative expense reimbursements	1,192,961	940,577
General and administrative	368,459	241,007
Depreciation and amortization	1,361,648	705,843
Interest	599,130	-

Total expenses	3,858,384	1,966,038

Net income	2,109,370	10,541

Less: Net income attributable to noncontrolling interests	41,009	-

Net income attributable to Fund Fourteen	$2,068,361	$10,541

Net income attributable to Fund Fourteen allocable to:
Limited Partners	$2,047,677	$10,436
General Partner	20,684	105

	$2,068,361	$10,541

Weighted average number of limited
partnership interests outstanding	208,471	84,756

Net income attributable to Fund Fourteen
per weighted average limited partnership
interest outstanding	$9.82	$0.12

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statement of Changes in Partners' Equity

	Partners' Equity
	Limited			Total
	Partnership	Limited		Partners'	Noncontrolling	Total
	Interests	Partners	General Partner	Equity	Interest	Equity
Balance, December 31, 2010	192,774	161,777,674	(100,032)	161,677,642	787,101	162,464,743

Net income	-	2,047,677	20,684	2,068,361	41,009	2,109,370
Redemption of limited partnership interest	(35)	(29,031)	-	(29,031)	-	(29,031)
Proceeds from sale of limited partnership interests	33,599	33,326,751	-	33,326,751	-	33,326,751
Sales and offering expenses	-	(3,620,097)	-	(3,620,097)	-	(3,620,097)
Cash distributions	-	(3,951,230)	(39,911)	(3,991,141)	(97,311)	(4,088,452)
Investment by noncontrolling interest	-	-	-	-	12,191,868	12,191,868

Balance, March 31, 2011 (unaudited)	226,338	$189,551,744	$(119,259)	$189,432,485	$12,922,667	$202,355,152

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended March 31,
	2011	2010
Cash flows from operating activities:
Net income	$2,109,370	$10,541
Adjustments to reconcile net income to net cash
provided by operating activities:
Finance income	(2,140,309)	(64,381)
Income from investments in joint ventures	(146,110)	(667,496)
Depreciation and amortization	1,361,648	705,843
Interest expense from amortization of debt financing costs	32,306	-
Other financial loss	(121,319)	-
Changes in operating assets and liabilities:
Collection of finance leases	3,097,470	140,920
Other assets, net	(468,706)	(348,745)
Accrued expenses and other liabilities	130,203	832,791
Deferred revenue	1,936,643	504,221
Due to General Partner and affiliates	115,773	234,076
Distributions from joint ventures	146,110	585,996

Net cash provided by operating activities	6,053,079	1,933,766

Cash flows from investing activities:
Purchase of equipment	(58,922,745)	(9,001,888)
Investment in joint venture	-	(111,987)
Distributions received from joint ventures in excess of profits	98,898	453,123
Investment in note receivable	-	(10,236,727)
Repayment on notes receivable	1,536,563	-

Net cash used in investing activities	(57,287,284)	(18,897,479)

Cash flows from financing activities:
Repayments of non-recourse long-term debt	(907,292)	-
Sale of limited partnership interests	33,326,751	30,798,446
Sales and offering expenses paid	(3,084,050)	(2,911,714)
Deferred charges	(100,000)	(80,066)
Investment by noncontrolling interest	12,191,868	-
Distributions to noncontrolling interest	(97,311)	-
Cash distributions to partners	(3,991,141)	(1,493,511)
Redemption of limited partnership interest	(29,031)	-

Net cash provided by financing activities	37,309,794	26,313,155

Net (decrease) increase in cash and cash equivalents	(13,924,411)	9,349,442
Cash and cash equivalents, beginning of the period	64,317,006	27,074,324

Cash and cash equivalents, end of the period	$50,392,595	$36,423,766

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Consolidated Statements of Cash Flows
(unaudited)

	Three Months Ended March 31,
	2011	2010

Supplemental disclosure of cash flow information:

Cash paid during the period for interest	$513,462	$-

Supplemental disclosure of non-cash investing and financing activities:

Underwriting fees due to ICON Securities	$18,108	$-
Organizational and offering expenses due to Investment Manager	$65,726	$123,347
Sales commissions due to third parties	$-	$61,615
Organizational and offering expenses charged to equity	$534,465	$235,696
Equipment purchased with non-recourse long-term debt paid directly by lender	$128,000,000	$-
Exchange of noncontrolling interest in investment in joint ventures for notes receivable	$10,450,296	$-

See accompanying notes to consolidated financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2011
(unaudited)

(1)	Basis of Presentation and Consolidation

The accompanying consolidated financial statements of ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. and consolidated subsidiaries (“the Partnership”) have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q.  In the opinion of ICON GP 14, LLC, a Delaware limited liability company (“the General Partner”), which is a wholly-owned subsidiary of ICON Capital Corp., a Delaware corporation (“ICON Capital” and also the “Investment Manager”), all adjustments considered necessary for a fair presentation have been included.  These consolidated financial statements should be read together with the consolidated financial statements and notes included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010.  The results for the interim period are not necessarily indicative of the results for the full year.

Reclassifications

Certain reclassifications have been made to the accompanying consolidated financial statements in prior periods to conform to the current presentation. Interest income from notes receivable has been reclassified to finance income within the consolidated statements of operations.

Recent Accounting Pronouncements

In 2010, the Partnership adopted the accounting pronouncement related to the disclosures about the credit quality of financing receivables and the allowance for credit losses. The pronouncement requires entities to provide disclosures designed to facilitate financial statements users’ evaluation of (i) the nature of credit risk inherent in the entity’s portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowances for credit losses.  Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses and class of financing receivable. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators.  Disclosures that relate to activity during a reporting period will be required for the Partnership’s consolidated financial statements that include periods beginning on or after January 1, 2011. The adoption of these additional disclosures did not have a material effect on the Partnership’s consolidated financial statements as of March 31, 2011.

(2)	Notes Receivable

Effective January 1, 2011, the Partnership exchanged its 42.62% ownership interest in a joint venture for its proportionate share of notes receivable from ION Geophysical Corp. (“ION”), which notes receivable were previously owned by the joint venture.  The aggregate principal balance of the notes was approximately $6,830,000, which accrue interest at 15% and mature on August 1, 2014. No gain or loss was recorded as a result of this transaction.  Upon completion of the exchange, the joint venture was terminated.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2011
(unaudited)

(2)	Notes Receivable - continued

 Prior to the exchange, the results of operations of the joint venture for the three months ended March 31, 2010 were as summarized below:

Three Months Ended
March 31, 2010
Revenue	$753,324
Net income	$647,756
Partnership's share of net income	$291,490

Effective January 1, 2011, the Partnership exchanged its 40.20% ownership interest in a joint venture for an assignment of its proportionate share of the future cash flows of a loan receivable from Quattro Plant Limited (“Quattro”), which was previously owned by the joint venture.  As a result of this assignment, the Partnership recorded a loan receivable of approximately £2,028,000, which accrues interest at 20% and matures on October 1, 2012.  No gain or loss was recorded as a result of this transaction.  Upon completion of the exchange, the joint venture was terminated.

Prior to the exchange, the results of operations of the joint venture for the three months ended March 31, 2010 were as summarized below:

Three Months Ended
March 31, 2010
Revenue	$584,537
Net income	$456,164
Partnership's share of net income	$205,274

Credit Quality of Notes Receivable and Allowance for Credit Losses

The Investment Manager weighs all credit decisions on a combination of external credit ratings as well as internal credit evaluations of all potential borrowers. A potential borrower’s credit application is analyzed using those credit ratings as well as the potential borrower’s financial statements and other financial data deemed relevant.

The Partnership’s notes receivable are limited in number and are spread across a wide range of industries. Accordingly, the Partnership does not aggregate notes receivable into portfolio segments or classes. Due to the limited number of notes receivable, the Partnership is able to estimate the allowance for credit losses based on a detailed analysis of each note receivable as opposed to using portfolio based metrics and allowance for credit losses. Notes are analyzed quarterly and categorized as either performing or nonperforming based on payment history. If a note becomes non-performing due to a borrower’s missed scheduled payments or failed financial covenants, the Investment Manager analyzes whether a reserve should be established or the note should be restructured. As of March 31, 2011 and December 31, 2010, the Investment Manager determined that no allowance for credit losses was required.

Interest income recognized on notes receivable is included in finance income within the consolidated statements of operations.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2011
(unaudited)

(3)	Net Investment in Finance Leases

Net investment in finance leases consisted of the following:

	March 31,	December 31,
	2011	2010
Minimum rents receivable	$76,233,994	$70,027,335
Estimated residual value	45,065,365	43,641,942
Initial direct costs, net	1,847,765	1,685,898
Unearned income	(43,984,791)	(43,821,423)

Net investment in finance leases	$79,162,333	$71,533,752

On February 28, 2011, the Partnership purchased information technology equipment for the purchase price of approximately $8,452,000 and simultaneously leased the equipment to Global Crossing Telecommunications, Inc. (“Global Crossing”).  The base term of the schedule is for a period of 36 months, which commenced on March 1, 2011.

Non-cancelable minimum annual amounts due on investment in finance leases over the next five years and thereafter were as follows at March 31, 2011:

For the period April 1 to December 31, 2011	$10,950,843
For the year ending December 31, 2012	14,583,123
For the year ending December 31, 2013	13,220,610
For the year ending December 31, 2014	10,371,418
For the year ending December 31, 2015	9,855,000
Thereafter	17,253,000
$76,233,994

(4)	Leased Equipment at Cost

Leased equipment at cost consisted of the following:

	March 31,	December 31,
	2011	2010
Packaging equipment	$6,535,061	$6,535,061
Telecommunications equipment	7,644,928	7,644,928
Motor coaches	10,627,370	10,627,370
Marine - Product Tankers	174,693,630	-
	199,500,989	24,807,359
Less: Accumulated depreciation	5,167,980	4,116,560
	$194,333,009	$20,690,799

Depreciation expense was $1,051,420 and $696,108 for the three months ended March 31, 2011 and 2010, respectively.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2011
(unaudited)

(4)	Leased Equipment at Cost – continued

On March 29, 2011, the Partnership and ICON Leasing Fund Twelve, LLC (“Fund Twelve”), an entity managed by the Investment Manager, entered into a joint venture owned 75% by the Partnership and 25% by Fund Twelve, for the purpose of acquiring two Aframax tankers and two Very Large Crude Carriers (the “VLCCs”) (collectively, the “AET Vessels”). The Aframax tankers were each acquired for a purchase price of $13,000,000 and were simultaneously bareboat chartered to AET Inc. Limited (“AET”) for a period of three years. The VLCCs were each acquired for a purchase price of $72,000,000 and were simultaneously bareboat chartered to AET for a period of 10 years. The aggregate purchase price of the AET Vessels was $170,000,000, of which $150,000,000 was ultimately financed through non-recourse long term debt (see Note 6).

Aggregate annual minimum future rentals receivable from the Partnership’s non-cancelable operating leases over the next five years and thereafter consisted of the following at March 31, 2011:

For the period April 1 to December 31, 2011	$23,328,922
For the year ending December 31, 2012	30,515,542
For the year ending December 31, 2013	28,117,592
For the year ending December 31, 2014	22,168,448
For the year ending December 31, 2015	19,009,656
Thereafter	97,426,988
$220,567,148

(5)	Investments in Joint Ventures

On June 26, 2009, the Partnership and Fund Twelve entered into a joint venture for the purpose of investing in eight new Ariel natural gas compressors.

The results of operations of the joint venture are summarized below:

	Three Months Ended March 31,
	2011	2010
Revenue	$613,955	$613,955
Net income	$360,472	$379,403
Partnership's share of net income	$146,110	$170,732

(6)	Non-Recourse Long-Term Debt

On March 29, 2011, the Partnership borrowed $128,000,000 in connection with the acquisition of the AET Vessels. The $18,000,000 of debt relating to the Aframax tankers will accrue interest at a rate of 3.3075% through June 29, 2011 and will thereafter be fixed using an interest rate swap contract at 4.5550% through maturity on March 29, 2014. The $110,000,000 of debt relating to the VLCCs will accrue interest at a rate of 3.3075% through June 29, 2011 and will thereafter be fixed using an interest rate swap contract at 6.3430% through maturity on March 29, 2021. The lender has a security interest in the AET Vessels.

On April 5, 2011, the Partnership borrowed $22,000,000 of subordinated non-recourse long term debt from an unaffiliated third-party related to the investment in the AET Vessels.  The loan is for a period of 60 months and at the Partnership’s option may be extended for an additional twelve months. The loan is secured by an interest in the equity of certain subsidiaries that own the AET Vessels.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2011
(unaudited)

(6)	Non-Recourse Long-Term Debt - continued

As of March 31, 2011, the Partnership had capitalized net debt financing costs of $4,128,258.

The aggregate maturities of non-recourse long-term debt over the next five years and thereafter were as follows at March 31, 2011:

For the period April 1 to December 31, 2011	$10,889,584
For the year ending December 31, 2012	17,529,168
For the year ending December 31, 2013	18,129,168
For the year ending December 31, 2014	18,654,168
For the year ending December 31, 2015	12,829,168
Thereafter	91,704,160
$169,735,416

(7)	Revolving Line of Credit, Recourse

As of March 31, 2011, the Partnership and certain entities managed by the Investment Manager (collectively, the “Borrowers”) were party to a Commercial Loan Agreement, as amended (the “Prior Loan Agreement”), with California Bank & Trust (“CB&T”).  At March 31, 2011, there were no obligations outstanding under the Prior Loan Agreement and the Borrowers were in compliance with all covenants under the Prior Loan Agreement.  As of May 10, 2011, the Prior Loan Agreement was terminated.

On May 10, 2011, the Partnership entered into a Commercial Loan Agreement (the “Loan Agreement”) with CB&T.  The Loan Agreement provides for a revolving line of credit of up to $15,000,000 pursuant to a senior secured revolving loan facility (the “Facility”), which is secured by all of the Partnership’s assets not subject to a first priority lien, as defined in the Loan Agreement. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain loans and lease agreements in which the Partnership has a beneficial interest.

The Facility expires on March 31, 2013 and the Partnership may request a one year extension to the revolving line of credit within 390 days of the then-current expiration date, but CB&T has no obligation to extend. The interest rate for general advances under the Facility is CB&T’s prime rate and the interest rate on up to five separate non-prime rate advances that are permitted to be made under the Facility is the 90-day rate at which U.S. dollar deposits can be acquired by CB&T in the London Interbank Eurocurrency Market plus 2.5% per year, provided that neither interest rate is permitted to be less than 4.0% per year. In addition, the Partnership is obligated to pay a commitment fee based on an annual rate of 0.50% on unused commitments under the Facility.

Pursuant to the Loan Agreement, the Partnership is required to comply with certain covenants.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2011
(unaudited)

(8)	Transactions with Related Parties

Fees and other expenses paid or accrued by the Partnership to the General Partner or its affiliates were as follows:

			Three Months Ended March 31,
Entity	Capacity	Description	2011	2010
ICON Capital Corp.	Investment Manager	Organizational and offering
		expense reimbursements (1)	$59,367	$203,413
ICON Securities Corp.	Dealer-Manager	Underwriting fees (2)	943,477	894,330
ICON Capital Corp.	Investment Manager	Acquisition fees (3)	3,491,112	745,332
ICON Capital Corp.	Investment Manager	Management fees (4)	336,186	78,611
ICON Capital Corp.	Investment Manager	Administrative expense
		reimbursements (4)	1,192,961	940,577
			$6,023,103	$2,862,263

(1) Amount capitalized and charged to partners' equity.
(2) Amount charged directly to partners' equity.
(3) Amount capitalized and amortized to operations over the estimated service period in accordance with the Partnership's accounting policies.
(4) Amount charged directly to operations.

At March 31, 2011, the Partnership had a net payable of $776,795 due to the General Partner and its affiliates that primarily consisted of administrative expense reimbursements in the amount of approximately $693,000.

From April 1, 2011 to May 11, 2011, the Partnership raised an additional $17,871,880 in capital contributions and has paid or accrued underwriting fees to ICON Securities in the amount of $499,299.

(9)	Fair Value Measurements

Fair value information with respect to the Partnership’s leased assets and liabilities is not separately provided since (i) the current accounting pronouncements do not require fair value disclosures of lease arrangements and (ii) the carrying value of financial assets, other than lease-related investments, and the recorded value of recourse debt approximate fair value due to their short-term maturities and variable interest rates. The estimated fair value of the Partnership’s fixed rate notes receivable and fixed rate non-recourse long term debt was based on the discounted value of future cash flows related to the loans based on recent transactions of this type.

	March 31, 2011
	Carrying Amount	Fair Value
Fixed rate notes receivable	$41,804,345	$42,151,831

Fixed rate non-recourse long term debt	$41,735,416	$43,857,660

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Consolidated Financial Statements
March 31, 2011
(unaudited)

(10)	Commitments and Contingencies

At the time the Partnership acquires or divests of its interest in a diverse pool of business essential equipment and corporate infrastructure (collectively, “Capital Assets”), the Partnership may, under very limited circumstances, agree to indemnify the seller or buyer for specific contingent liabilities.  The General Partner believes that any liability that may arise as a result of any such indemnification obligations will not have a material adverse effect on the consolidated financial condition of the Partnership taken as a whole.

In connection with certain investments, the Partnership is required to maintain restricted cash accounts with certain banks. The aforementioned cash amounts are presented within other assets in the Partnership’s consolidated balance sheet at March 31, 2011.

S-20